SunAmerica Asset Management, LLC Harborside 5 185 Hudson Street, Suite 3300 Jersey City NJ 07311 201.324.6378 201.324.6364 Fax edward.gizzi@aig.com Edward J. Gizzi Assistant General Counsel

December 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mindy Rotter, Esq.; Tony Burak, Esq.

Re:	Seasons Series Trust & SunAmerica Series Trust

Response to Staff Comments on Sarbanes-Oxley Review of Shareholder Report for Fiscal Period Ended 03/31/2018 and 01/31/2018 respectively

Registration File Nos. 333-08653 and 811-07725; 33-52742 and 811-7238

Dear Ms. Rotter and Mr. Burak:

We have reviewed your comments, received on November 20, 2018, to each of Seasons Series Trust’s and SunAmerica Series Trust’s (each, a “Registrant”) shareholder report on Form N-CSR filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2018 and April 10, 2018 respectively (each an “Annual Report”), as well as to each Registrant’s registration statement on Form N-1A, on behalf of each of the applicable series (each a “Fund”). For your convenience, we have included each of your comments in bold, followed by our response.

1.

Sector Concentration. When a Fund has 25% or more of its assets constituting a particular sector, consider whether the Fund’s prospectus should have applicable risk disclosure and whether the Fund’s strategy is to concentrate in the sector.

With respect to Seasons Series Trust, for the following Portfolios:

•	SA Multi-Managed Income/Equity Portfolio
•	SA Multi-Managed Income Portfolio
•	SA Multi-Managed Diversified Fixed Income Portfolio
•	SA Wellington Real Return Portfolio

With respect to SunAmerica Series Trust, for the following Portfolios and sectors:

•	SA Boston Company Capital Growth Portfolio – Information Technology
•	SA Invesco VCP Equity-Income Portfolio – Financial Services
•	SA Janus Focused Growth Portfolio – Information Technology

•	SA JPMorgan Emerging Markets Portfolio – Financial Services
•	SA MFS Blue Chip Growth Portfolio – Information Technology
•	SA Putnam International Growth and Income Portfolio – Financial Services

Response: The Funds respectfully decline to include additional disclosure in their prospectus at this time, because they do not have a strategy to concentrate in any particular sector and instead believe that it is more prudent to include applicable risk disclosure relating to industries. When relevant and when there is a material risk, according to the requirements of Item 4(a) of Form N-1A, the Funds will include strategy and risk disclosure about its exposure to a particular industry or group of industries. The Funds will continue to consider whether to include particular sector risks given a Fund’s overall investment strategy.

2.

According to Form N-1A, Item 3, Instruction 5, with respect to portfolio turnover: “Disclose the period for which the information is provided if less than a full fiscal year” Going forward, funds with a less than full fiscal year will need to explain the actual period that the rate is being presented for.

For SunAmerica Series Trust, any funds with inception dates of February 6, 2017 and October 6, 2017 will need such explanation.

Response: The Funds will include the applicable disclosure if its portfolio turnover rate is less than a full fiscal year.

3.

For all Funds of Seasons Series Trust, in the Statement of Assets & Liabilities, please confirm that no liabilities included in Other Accrued Expenses are required to be broken out separately per Regulation SX 6-04.

Response: For all Funds in the Seasons Series Trust, we confirm that no liabilities included in Other Accrued Expenses on the Statement of Assets & Liabilities are required to broken out separately in accordance with Regulation S-X.

4.

For Seasons Series Trust, Statement of Operations with respect to the SA Multi-Managed Small Cap Portfolio and the SA Columbia Focused Growth Portfolio, both report interest expense but do not report any borrowing; see FN 10 in Notes to Financial Statement – Line of Credit Note. What was the interest expense incurred for?

Interest expense on the SA Multi-Managed Small Cap Portfolio represents interest charges on cash collateral for futures contracts. Interest expense on the SA Columbia Focused Growth Portfolio represents interest charges on the line of credit utilized during the year and is reported in footnote 10 in the Notes to Financial Statements.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions, please contact the undersigned at (201) 324-6378.

Sincerely,

/s/ EDWARD J. GIZZI

Edward J. Gizzi

Assistant General Counsel